UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                             MICRON SOLUTIONS, INC.
                     --------------------------------------
                 (Name of Small Business Issuer in its Charter)


         Nevada                                         86-0577075
-----------------------------------                  ---------------
(State of other jurisdiction                (I.R.S. Employer Identification No.)
 of incorporation or  organization)


8361 E. Evans Road, Suite 105, Scottsdale, AZ                          85260
-----------------------------------------------                      ----------
(Address of principal executive offices)                             (Zip Code)

Issuer's Telephone number:          (480) 607-7243

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share

                                (Title of Class)

         Micron Solutions, Inc. (the "Company") hereby amends its Form 10-SB filed with the Securities and Exchange Commission on April 6, 2000, and its Amended Form 10-SB filed with the Securities and Exchange Commission on April 20, 2000, by incorporating into Part F/S of those filings by this reference the unaudited financial statements contained in the Form 10-QSB for the period ended March 31, 2000 filed by the Company on December 20, 2000.

         All other information in those filings remains the same, though the financial and other information about the Company in those filings has been updated in the Company's quarterly and annual reports filed on Forms 10-QSB and Form 10-KSB.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this document to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2001             MICRON SOLUTIONS, INC.

                                By: /s/ Mark Riddle
                                -------------------
                                        Mark Riddle, President